SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Netia Holdings S.A.
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                                (Name of Issuer)

                        Ordinary Bearer Series H Shares,
                nominal value 1.00 PLN (1 polish zloty) per share
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                         (Title of Class of Securities)

                                   64114B 10 4
         --------------------------------------------------------------
                                 (CUSIP Number)


                                   Copies to:

                               Nicholas Cournoyer
             Managing Director, Montpelier Asset Management Limited
                                243 Knightsbridge
                                 London, SW7 1DN
                                 United Kingdom
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 10, 2003
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64114B 10 4

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                                  SCHEDULE 13D

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CUSIP NO. 64114B 10 4                                 PAGE 2 OF 7 PAGES
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Montpelier Asset Management Limited

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [_] (b) [_]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)
      OO

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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)
      [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United Kingdom

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                7     SOLE VOTING POWER
                      33,319,941
   NUMBER OF
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           0
     EACH      -----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            33,319,941
     WITH      -----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      33,319,941

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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions) [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.68%

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14    TYPE OF REPORTING PERSON (See Instructions)
      CO

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                                                      PAGE 3 OF 7 PAGES
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ITEM 1. SECURITY AND ISSUER

            This statement on Schedule 13D relates to the Ordinary Shares, nominal value 1.00 Polish Zloty (or "PLN") per share ("Ordinary Shares"), of Netia Holdings S.A. (the "Company" or "Netia"), a Polish joint-stock company which provides alternative fixed-line telecommunications services. The Company's principal executive offices are located at ul. Poleczki 13, Warsaw 02-822, Poland. On February 10, 2003, the Polish National Securities Depository registered 312,626,040 Series H Ordinary Shares of the Company and assigned them the code PLNETIA00071 (the "Series H Shares"). The Warsaw Stock Exchange approved the final settlement and distribution of the shares along with approval of commencement of trading three days later on February 13, 2003.

            The number of issued and outstanding Ordinary Shares of the Company currently listed on the Warsaw Stock Exchange is 344,045,212.

ITEM 2. IDENTITY AND BACKGROUND.

            (a) This Schedule 13D is being filed by Montpelier Asset Management Limited, a company incorporated under the laws of England and Wales ("Montpelier").

            (b) The principal executive offices for Montpelier are located at:
243 Knightsbridge, London, SW7 1DN, England.

            (c) The principal business of Montpelier is an asset management company providing investment advice and management services to institutional and individual investors.

            (d) During the past five years, neither Montpelier, nor to the best of its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither Montpelier, nor to the best of its knowledge, any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Montpelier is a company organized under the laws of England and Wales with registered number 2721278.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Montpelier is an asset management company that acts as investment advisor to certain funds (the "Funds"), which acquired the Series H Shares on February 10, 2003. The Funds received the Series H Shares as part of the Company's balance sheet restructuring. Pursuant to a plan of restructuring under Polish law (the "Restructuring"), the Funds received (i) 33,279,941 Series H

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                                                      PAGE 4 OF 7 PAGES
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Shares, and (ii) new non-convertible 10% Euro Secured Notes due 2008 (the "New
Notes"), in exchange for the cancellation of the Fund's interest in certain non convertible notes guaranteed by the Company and issued by Netia Holdings B.V. and Netia Holdings II B.V., two Dutch financing subsidiaries (the "Old Notes"). The Restructuring Agreement is incorporated herein by reference and attached to this Schedule 13D as Exhibit A.

            The effective date of the Restructuring was February 10, 2003. On that date, the Polish National Securities Depository registered 312,626,040 aggregate Series H Shares of the Company for distribution pursuant to the Restructuring.

ITEM 4. PURPOSE OF TRANSACTION.

            As described in Item 3, the Funds acquired 33,279,941 Series H Shares pursuant to the Restructuring. Additionally, Consulta Emerging Markets Debt Fund Limited and Cusco LLC each individually own 20,000 original ordinary shares, nominal value 1.00 PLN per share, (the "Original Shares") of Netia.

            As a result, the Funds own 33,319,941 Ordinary Shares of the Company, representing 9.68% of Netia's total issued and outstanding share capital and 9.68% of the total voting power at Netia's general meeting of shareholders. Montpelier has the sole power to vote these shares through the Funds.

            Mr. Nicholas Cournoyer, Managing Director of Montpelier serves as Chairman of the Company's Supervisory Board. Mr. Cournoyer was directly appointed to that position by the Company's former single largest shareholder, TeliaSonera A.B. Due to Montpelier's beneficial ownership of 9.68% of the Company's issued and outstanding share capital and Mr. Cournoyer's status as Chairman of the Company's Supervisory Board, Montpelier is in a position to, and may, influence the management and control of the Company, and may do so in situations that may benefit the Company and its shareholders.

            Due to Montpelier's ability to influence the management and control of the Company, Montpelier has considered various plans and proposals, but has not taken any active steps that would relate to or result in the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Supervisory Board or management of the Company, including any plans or proposals to change the number or term of Board members or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration

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                                                      PAGE 5 OF 7 PAGES
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pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Montpelier reserves the right to change its plans and intentions at any time it deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate number of Ordinary Shares of the Company beneficially owned by Montpelier is 33,319,941. The aggregate percentage of the total outstanding Ordinary Shares of the Company beneficially owned by Montpelier is approximately 9.68%.

            (b) Montpelier has sole voting and dispositive power with respect to the 33,319,941 Ordinary Shares held in the name of the Funds. Montpelier manages the Ordinary Shares on behalf of the Funds, one of which, individually, has a pecuniary interest in more than 5% of the issued and outstanding Ordinary Shares as of the date of this filing. The investment advisory clients (the "Clients") have given Montpelier full discretion to manage the Funds through advisory agreements.(1) The investment advisory agreements are incorporated herein by reference and attached to this Schedule 13D as Exhibit B.

      The investment advisory clients of the Funds managed by Montpelier have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Ordinary Shares beneficially owned by Montpelier and the Funds.

      Nicholas Cournoyer owns 3,000 Original Shares individually, and personally manages a further 652,632 Series H Shares, which Bessemer Trust Company acquired as part of the Restructuring (together with the 3,000 Original Shares the "Additional Shares"). Mr. Cournoyer has sole voting and dispositive power with respect to the Additional Shares. Mr. Cournoyer intends to vote the Additional Shares in the same manner as the Ordinary Shares managed by Montpelier on behalf of the Funds.

            (c) The Funds are as follows:

            (i) On February 10, 2003, Consulta Emerging Markets Debt Fund Ltd. ("Consulta") acquired 20,931,435 Series H Shares; these shares, together with the previously owned 20,000 Original Shares, represent 20,951,435 Ordinary Shares or 6.089% of the Company's issued and outstanding share capital;

            (ii) On February 10, 2003, Cusco LLC ("Cusco") acquired 5,449,848 Series H Shares; these shares, together with the previously owned 20,000 Original Shares, represent 5,469,848 Ordinary Shares or 1.589% of the Company's issued and outstanding share capital;

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(1) While the investment advisory agreements do contain provisions which allow for client recommendation regarding investments and voting, it is the option of Montpelier to accept these recommendations. Each Client's only recourse for Montpelier's failure to act on behalf of the recommendation is limited to termination of the advisory contract.

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                                                      PAGE 6 OF 7 PAGES
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            (iii) On February 10, 2003, Ashfield Investments S.A. acquired
      664,265 Series H Shares or 0.193% of the Company's issued and outstanding share capital; and

            (iv) On February 10, 2003, Montpelier Funds Plc., Montpelier Global High Yield Fund acquired 6,234,393 Series H Shares or 1.812% of the Company's issued and outstanding share capital.

            (d) Not applicable.

            (e) Except as disclosed in Item 5(a) and Item 5(b), none of Montpelier, nor to the best of its knowledge, any of its executive officers and directors, beneficially own any securities of the Company or presently has the right to acquire any securities of the Company.

            (f) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Montpelier manages the Funds under advisory agreements that provide clients with the right to terminate their investment advisory relationship with Montpelier upon written notice. Termination may take effect immediately, upon receipt of the notice, or at a future date as specified in the notice to Montpelier, depending on the terms of the particular advisory agreement. Clients of the Funds have given Montpelier full discretion to manage the Ordinary Shares for the Funds through advisory agreements. The clients have the right to receive all dividends, profits, distributions and economic benefits with respect to the Ordinary Shares held in the Funds.

            As disclosed in Item 5(b), Nicholas Cournoyer intends to vote the Additional Shares over which he has sole voting control in the same manner as the Ordinary Shares managed by Montpelier on behalf of the Funds.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            EXHIBIT NO.                DESCRIPTION
            -----------                -----------

            Exhibit A                  Restructuring Agreement dated as of
                                       March 5, 2002.

            Exhibit B                  Investment Management Agreement between
                                       Montpelier and (1) Consulta Emerging
                                       Markets Debt fund; (2) Capital Management and Trust Co. Inc. relating to Consulta
                                       Emerging Markets Debt Fund; Cusco LLC
                                       and Ashfield Investments S.A; and
                                       (3) Montpelier Funds Plc, Montpelier
                                       Global High Yield Fund.

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                                  SCHEDULE 13D

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                                                      PAGE 7 OF 7 PAGES
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SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 20, 2003


                                        Montpelier Asset Management Limited


                                           /s/ Jean Cooke
                                        -----------------------------------
                                        Name:  Jean Cooke
                                        Title: Secretary